UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

______________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-38376

______________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

______________________

Port Central S.A.

(Translation of registrant’s name into English)

______________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.

English translation of an excerpt of the minutes of a meeting of the Board of Directors of Central Puerto S.A. that approved the Financial Statements of the Quarter ended on March 31, 2021, dated May 12, 2022, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 12, 2022

2.	English translation of a Material News dated May 27, 2020, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 12, 2022

3.

English translation of an excerpt of the minutes of a meeting of the Board of Directors of Central Puerto S.A. that designated the Chairman of the Board, the Vice-Chairman of the Board, and Audit Committee Members, dated May 27, 2020, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 12, 2022

4.	English translation of a notice sent to Bolsa y Mercados Argentinos S.A. regarding the List of Corporate Bodies dated May 12, 2022

5.

English translation of a notice sent to the Buenos Aires Stock Exchange (Bolsa y Mercados Argentinos S.A., or the BYMA) regarding the information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations dated May 12, 2022

6.

English translation of an excerpt of the minutes of a meeting of the Audit Committee of Central Puerto S.A. dated May 12, 2022, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 12, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 19, 2022	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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Relevant part of the Minutes of Central Puerto S.A Board of Directors’ Meeting held on May 12, 2022

Minutes No. 367: In the City of Buenos Aires, on this May 12, 2022, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly), meet with the presence of Directors Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Martín LHEZ, Martina BLANCO, Ignacio VILLAMIL Mario ELIZALDE, Jorge Eduardo VILLEGAS and Guillermo PONS. Mr. Carlos César HALLADJIAN, Mr. Eduardo EROSA and Mr. Juan NICHOLSON, members of the Statutory Audit Committee attend the meeting. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via teleconference. There being enough quorum to hold the meeting, the meeting commences at 11 a.m. The (...) sixth item on the Agenda is open to discussion: 6) CONSIDERATION OF THE CONSOLIDATED INCOME STATEMENT, CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY, CONSOLIDATED CASH FLOW STATEMENT, THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, INDIVIDUAL INCOME STATEMENT, INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, INDIVIDUAL BALANCE SHEE, INDIVIDUAL CASH FLOW STATEMENT AND THE BRIEF FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022. Mr. Miguel DODERO asks Mr. Juan AVIGLIANO, Accounting and Payables Manager of the Company, to present the topic. Mr. Juan AVIGLIANO takes the floor and informs that the Board of Directors needs to consider and approve the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Shareholder’s Equity, Consolidated Cash Flow Statement, Notes to Consolidated Financial Statements, Individual Income Statement, Individual Comprehensive Income Statement, Individual Balance Sheet, Individual Cash Flow Statement and Brief for the three-month period ended March 31, 2022, documentation that was provided to the Directors well in advanced. After a short debate and after acknowledging the Statutory Audit Committee report and the Independent Auditors’ reports, the Board of Directors unanimously approve the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement in Shareholder’s Equity, the Consolidated Cash Flow Statement, the Notes to the Consolidated Financial Statements, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement and the Brief for the three-month period ended March 31, 2022. Mr. Miguel DODERO continues taking the floor and informs on the compliance status of CNV General Resolution No. 611/12. In that regard, Mr. Miguel DODERO informs that the Company acknowledged the Reconciliation between the Professional Accounting Srtandards and the International Financing Reporting Standards (IFRS) (THE “Standards”), applicable to the investments the Company has on Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U. and Proener S.A.U. All these companies are periodically monitored by the Company, from where it is concluded that all the significant entries with differentiated treatment by the Standards have been observed in the Reconciliation. For this reason, the Company’s Board of Directors unanimously approves their reconciliation. (….) There being no further business to discuss, the meeting is adjourned at 12 p.m.

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

4

BUENOS AIRES, May 12, 2022

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Notice: CPSA-GG-N-0153/22-AL Subject: Material news

Dear Sir/Madam,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that the Company’s Board of Directors decided the following in the meeting held today: (i) to appoint Miguel Dodero Chairman of the Company and Diego Petracchi Vice-Chairman and (ii) to appoint Tomás White, José Luis Morea and Ignacio Villamil members of the Supervisory Committee; and Jorge Villegas and Oscar Luis Gosio deputy members.

Yours sincerely,

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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Relevant part of the minutes of Central Puerto S.A. Board of Directors Meeting dated May 12, 2022

Minutes No. 367: In the City of Buenos Aires, on May 12, 2022, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) met with the presence of Directors Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Martín LHEZ, Martina BLANCO, Ignacio VILLAMIL Mario ELIZALDE, Jorge Eduardo VILLEGAS and Guillermo PONS. The members of the Statutory Audit Committee Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON are also present. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which sections states that the Board of Directors can hold meetings with members communicated via teleconference. There being enough quorum to hold the meeting, the meeting commences at 11 a.m. The (...) second item on the Agenda is open to discussion: 2) APPOINTMENT OF AUTHROTITIES (CHAIRMAN AND VICE-CHAIRMAN). Mr. José Luis MOREA takes the floor and states that following the Board of Directors member appointment carried out at the Annual General Meeting held on April 29, 2022, the Board has to choose the members that will act as Chairman and Vice-Chairman of the Company during this fiscal year. Consequently, he motions to appoint Mr. Miguel DODERO Chairman and Mr. Diego PETRACCI Vice-Chairman of the Company. The directors unanimously approve the motion, with the sole abstention of the appointed members. Then, the third item on the Agenda is open to discussion: 3) APPOINTMNET OF THE MEMBERS OF THE SUPERVISORY COMMITEE. Mr. Chairman takes the floor and motions to appoint Tomás WHITE, José Luis MOREA and Ignacio VILLAMIL members of the Supervisory Committee, and Jorge VILLEGAS and Oscar Luis GOSIO deputy members, clarifying that all proposed personas are independent. The motion is unanimously approved, with the sole abstention of the appointed members. (…) There begin no further business to discuss, the meeting is adjourned at 12 p.m.

6

BUENOS AIRES, May 12, 2022

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Notice: CPSA-GG-N-0154/22-AL Subject: Roll of Corporate Governing Bodies

Dear Sir/Madam,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (The “Company”) so as to attach the updated roll of the authorities of the Company:

1) Members of the Board of Directors:

Name	Position	Expiration date of term in office	Capacity
Miguel Dodero	Chairman	31/12/2022	Non-independent
José Luis Morea	Vice-Chairman	31/12/2022	Independent
Martin Lhez	Director	31/12/2022	Independent
Martina Blanco	Director	31/12/2022	Non-independent
Tomás José White	Director	31/12/2022	Independet
Marcelo Atilio Suva	Director	31/12/2022	Non-independent
Ignacio Villamil	Director	31/12/2022	Non-independent
Martin Elizalde	Director	31/12/2022	Independent
Diego Gustavo Petracchi	Director	31/12/2022	Non-independent
Jorge Eduardo Villegas	Director	31/12/2022	Independent
Guillermo Rafael Pons	Director	31/12/2022	Independent
José Manuel Ortiz	Deputy Director	31/12/2022	Independent
Rubén Omar López	Deputy Director	31/12/2022	Non-independent
Ramon Nazareno Ulloa	Deputy Director	31/12/2022	Independent
Adrián Gustavo Salvatore	Deputy Director	31/12/2022	Non-independent
Justo Pedro Saenz	Deputy Director	31/12/2022	Non-independent
José Manuel Pazos	Deputy Director	31/12/2022	Non-independent
Javier Alejandro Torre	Deputy Director	31/12/2022	Non-independent
Alberto Francisco Minnici	Deputy Director	31/12/2022	Non-independent
Oscar Luis Gosio	Deputy Director	31/12/2022	Independent
Alejo Villegas	Deputy Director	31/12/2022	Independent
Gabriel Enrique Ranucci	Deputy Director	31/12/2022	Independent

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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2) Members of the Statutory Audit Committee

Name	Position	Expiration date of term in office	Capacity
Carlos César Adolfo Halladjian	Statutory Auditor	31/12/2022	Independent
Eduardo Antonio Erosa	Statutory Auditor	31/12/2022	Independent
Juan Antonio Nicholson	Statutory Auditor	31/12/2022	Independent
Cristina Margarita De Giorgio	Deputy Statutory Auditor	31/12/2022	Independent
Carlos Adolfo Zlotnizky	Deputy Statutory Auditor	31/12/2022	Independent
Lucas Nicholson	Deputy Statutory Auditor	31/12/2022	Independent

3) Members of the Supervisory Committee

Name	Position	Expiration date of term in office	Capacity
Tomás José White	Member	31/12/2022	Independent
José Luis Morea	Member	31/12/2022	Independent
Ignacio Villamil	Member	31/12/2022	Independent
Jorge Eduardo Villegas	Deputy Member	31/12/2022	Independent
Oscar Luis Gosio	Deputy Member	31/12/2022	Independent

4) External Auditors:

Germán Cantalupi (C.P.C.E.C.A.B.A. Volume 248, Page 60): Certifying Accountant
Gustavo Ariel Kurgansky (C.P.C.E.C.A.B.A. Volume 309, Page 176): Deputy Certifying Accountant
Estudio Pistrelli, Henry Martin & Asociados S.R.L.

Yours sincerely,

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

8

BUENOS AIRES, May 12, 2022 Notice: CPSA-GG-N-0152 /22-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To: Issuing Companies Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Information set forth by Section 63 of the Buenos Aires Stock Exchange Regulations

Dear Sir/Madam,

We contact you in compliance with the abovementioned section so as to inform that on May 12, 2022, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended March 31, 2022 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1. Income (loss) for the three-month period ended March 31, 2022:

ARS 000
Income (loss) for the period
Attributable to the Company’s shareholders	4,790,080
Attributable to non-controlling interests	(3,429)
Total income (loss) for the period - Income	4,786,651

9

2. Other comprehensive income (loss) for the three-month period ended March 31, 2022:

ARS 000
Other comprehensive income (loss) for the period
Attributable to the Company’s shareholders	-
Attributable to non-controlling interests	-
Total other comprehensive income (loss) for the period	-

3. Total comprehensive income (loss) for the three-month period ended March 31, 2022:

ARS 000
Net total comprehensive income (loss) for the period
Attributable to the Company’s shareholders	4,790,080
Attributable to non-controlling interests	(3,429)
Total net comprehensive income (loss) for the period -Income	4,786,651

4.Breakdown of the net equity divided in items and amounts as of March 31, 2022:

ARS 000
Share capital -nominal value	1,514,022
Adjustment to capital stock	46,023,863
Statutory reserve	7,327,879
Optional reserve	96,406,178
Other equity accounts	(3,444,642)
Retained earnings	3,938,689
Non-controlling interests	194,022
Total	151,960,011

Attributable to the Company’s shareholders	151,765,989
Attributable to non-controlling interests	194,022

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5. Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company, and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”); and since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations the company may not be aware of.

Yours sincerely,

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

11

Minutes No.401

In the City of Buenos Aires, on May 12, 2022, at 2 p.m, the members of the Statutory Committee of Central Puerto S.A. (the “Company”), Messrs. César Halladjian, Eduardo Erosa and Juan Nicholson meet to consider the (...) first item on the Agenda: 1. CONSIDERATION OF THE INCOME STATEMENT, COMPREHENSIVE INCOME STATEMENT,BALANCE SHEET, STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CASH FLOW STATEMENT, COMPLEMENTARY NOTES AND ANNEXES ANDBRIEFFOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022.ISSUANCE OF THE STATUTORY COMMITTEE REPORT. Mr. Halladjian takes the floor and states that the Statutory Audit Committee must give an opinion on the income statement, comprehensive income statement, balance sheet, statement of changes in shareholders’ equity, cash flow statement, complementary notes and annexes and brief for the three-month period ended March 31, 2022. After a brief exchange of ideas and taking into account the clarifications and information provided by the Company’s Board of Directors, the members of the Statutory Audit Committee unanimously DECIDE to approve the contents of the Report issued by the Statutory Audit Committee, which is transcribed hereinbelow, and to delegate the task of signing the document to Mr. Cesar Halladjian:

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of

CENTRAL PUERTO S.A.

Introduction

1. Pursuant to the regulations set forth in Subsection 5, Section 294 of the Argentine Business Entities Act No. 19950 as amended (the “Business Entities Act”) and the Rules set forth by the Buenos Aires Stock Exchange on the ‘Authorization, Suspension, Withdrawal and Cancellation of the listing of Securities’ (“BCBA Listing Rules”), we have examined the attached individual and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, which are attached herein and which include: (a) the individual and consolidated balance sheets as of March 31, 2022, (b) the individual and consolidated income and comprehensive income statement for the three-month period ended March 31, 2022, and the consolidated statement of changes in shareholders’ equity as of March 31, 2022 and the individual and consolidated statement of cash flow for the three-month period ended March 31, 2022 and (c) a summary of the significant accounting policies and other explanatory information. The above mentioned documents are the responsibility of the Company’s Board of Directors in the execution of its exclusive duties.

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Scope of the work

2. Our work consisted of verifying that the information contained in the mentioned financial statements was consistent with the information about the Company’s decisions which were stated in the Minutes, and that those decisions complied with the law and the Bylaws, both regarding formal and documentary requirements. For the purpose of performing this task, we have considered the independent auditor’s reports by the external auditor Germán E. Cantalupi, member of the firm Pistrelli, Henry Martin y Asociados S.R.L. Such reports, dated May 12, 2022 were issued in compliance with the International Standard on Review Engagement 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control, and therefore, we have not assessed the criteria and business decisions regarding the administration, financing, commercialization and production, since it is the Board who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an opinion regarding those documents and it is not extended to acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Statutory Audit Committee during the execution of its duties. We consider that our work and the external auditor’s reports are a reasonable ground on which we can base our report.

Conclusion

3. Based on our review and the reports dated May 12, 2022, issued by accountant Germán E. Cantalupi, as member of the firm Pistrelli, Henry Martin y Asociados S.R.L, which review and reports were mentioned in paragraph 1, we found no evidence to conclude that the condensed interim financial statements mentioned in paragraph 1 were not prepared, in all their significant aspects, pursuant to the relevant regulations established in the Argentine Business Entity Act and the Argentine Securities Commission and the IAS 34.

Report on other legal and regulatory requirements

4. Pursuant to current regulations, we inform that:

a) The individual and consolidated financial statements indicated in paragraph 1 arise from accounting records carried, in their formal aspects, pursuant to the legal dispositions in force.

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b) The individual and consolidated financial statements indicated in paragraph 1 are recorded in the book Inventories and Balances and they comply with the Argentine Business Entities Act and the pertinent resolutions by the Argentine Securities Commission, to the scope of our competence.

c) We have read the “Informative Summary for the periods ended March 31, 2022, 2021, 2020, 2019 and 2018” and regarding our scope of work, we have no observations to make.

d) It is hereby expressed that the Company has complied with the provisions by Section 294 of the Argentine Business Entities Act which were considered necessary pursuant to the circumstances, in order to verify the compliance by the Company’s governing bodies with the Argentine Business Entities Act, the Bylaws and the decisions adopted in the Meetings, and there are no observations to be made.

City of Buenos Aires, May 12, 2022.

By the Statutory Audit Committee

CÉSAR HALLADJIAN

Statutory Auditor

The signing of the Financial Statements and the Statutory Audit Committee’s Report is delegated to Mr. Cesar Halladjian unanimously. (…) There being no further business to come before the meeting, the meeting is adjourned at 2.30 p.m.

César Halladjian	Eduardo Erosa	Juan Nicholson

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